Pricing Term Sheet	Filed Pursuant to Rule 433
Dated May 11, 2020	Registration Statement No. 333-223400
supplementing the Preliminary Prospectus
Supplement dated May 11, 2020
(to Prospectus dated March 2, 2018)

ArcelorMittal

80,906,149 Common Shares

This pricing term sheet dated May 11, 2020 relates only to the offering by ArcelorMittal (the “Issuer”) of its common shares as described below (the “Share Offering”) and should be read together with the preliminary prospectus supplement dated May 11, 2020 relating to the Share Offering (the “Preliminary Prospectus Supplement”) and the accompanying prospectus (including the documents incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus) before making a decision in connection with an investment in the securities. The information in this pricing term sheet supersedes the information contained in the Preliminary Prospectus Supplement to the extent that it is inconsistent therewith. Terms used but not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	ArcelorMittal

Ticker:	MT (NYSE, Euronext Amsterdam, Euronext Paris); MTL (Luxembourg Stock Exchange); MTS (Spanish Stock Exchanges)

Total Number of Shares Sold in the Offering:	80,906,149 common shares (the “Shares”)

Price of Shares:	€8.57 or $9.27 per Share (EUR/USD spot reference 1.0816)

Underwriters:	BNP Paribas, Crédit Agricole Corporate and Investment Bank, Goldman Sachs & Co. LLC, J.P. Morgan Securities plc and Société Générale are acting as global coordinators and joint bookrunners and Banco Bilbao Vizcaya Argentaria, S.A., BofA Securities, Inc., Commerzbank AG, HSBC Securities (USA) Inc., ING Belgium SA/NV, Mizuho International plc, Natixis, UniCredit Bank AG are acting as joint bookrunners

Underwriting Discount:	0.87% (€0.0743 or $0.0803 per Share)

Proceeds Net of Aggregate Underwriting Discounts:	$743.5 million

Pricing Date:	May 11, 2020

Trade Date:	May 11, 2020

Issue Date:	May 14, 2020

Total Net Proceeds/Use of Proceeds:	The net proceeds of Share Offering, after deduction of the underwriting discount and commissions and expenses of approximately $7.4 million, amount to approximately $742.6 million. The Issuer intends to use the proceeds for general corporate purposes, to deleverage and to enhance liquidity. See “Use of Proceeds” in the Preliminary Prospectus Supplement for further information.

Mittal Family Trust Participation:	Lumen Investments S.à r.l., a company controlled by a Mittal Family Trust, is purchasing $100 million of ordinary shares of the Issuer in this Share Offering at a public offering price of €8.57 per ordinary share (corresponding to 10,787,486 Shares) and is purchasing $100 million aggregate principal amount of Convertible Notes in the Concurrent Convertible Notes Offering. Following the completion of the Share Offering and the Concurrent Convertible Notes Offering, Lumen Investments S.à r.l. will own 35.6% of ArcelorMittal’s outstanding shares; assuming conversion of all Convertible Notes this percentage would be 32.6% (assuming conversion of all Convertible Notes at the maximum conversion ratio) or 33.0% (assuming conversion of all Convertible Notes at the minimum conversion ratio). The underwriters will not receive any discounts and commissions relating to the Shares and Notes purchased by Lumen Investments S.à r.l.

Concurrent Notes Offering:

Concurrently with the Share Offering, ArcelorMittal is offering $1.25 billion aggregate principal amount of 5.50% mandatorily convertible subordinated notes due 2023 (the “Convertible Notes”) by means of a separate prospectus supplement and accompanying prospectus in an offering registered under the Securities Act (the “Concurrent Convertible Notes Offering”). The net proceeds of the Concurrent Convertible Notes Offering, after deduction of aggregate underwriting discounts and commissions and expenses of approximately $12.7 million, amount to approximately $1.24 billion. BNP PARIBAS, Crédit Agricole CIB, Goldman Sachs & Co. LLC, J.P. Morgan and Société Générale, the global coordinators and joint bookrunners of the Share Offering, will act as the global coordinators and joint bookrunners for the Concurrent Convertible Notes Offering, and BBVA, BofA Securities, COMMERZBANK, HSBC, ING, Mizuho International plc, Natixis and UniCredit, joint bookrunners of the Share Offering, will act as joint bookrunners for the Concurrent Convertible Notes Offering.

On May 18, 2023, unless previously converted or purchased and cancelled, the Convertible Notes will be mandatorily converted into between 114.8 million Shares and 134.8 million Shares in the aggregate (corresponding to a minimum conversion ratio of 2.29521 Shares per $25.00 Convertible Note and a maximum conversion ratio of 2.69687 Shares per $25.00), subject to adjustments.

The Share Offering is not contingent upon the completion of the Concurrent Notes Offering, and the Concurrent Notes Offering is not contingent upon the Share Offering.

Lock-Up:	180 days from the date of the final prospectus supplement.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Goldman Sachs & Co. LLC by calling toll-free 1-212-902-1171.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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